FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

Australian Company Number: 009 344 058

4 Whipple Street, Balcatta, Western Australia, 6021, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ✓                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No  ✓

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT

30 JUNE 2006

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditors’ report thereon.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

1. DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Name, qualifications and independence status	Age	Experience, special responsibilities and other directorships
Mr Donald Woolgar John Bourke FCPA Chairman Independent Non-Executive Director	67	Joined the Board and appointed Chairman in August 2003. Mr Bourke has extensive business experience and is currently Chairman of Olex Holdings Limited (since August 2000) and Compudigm International Limited (since April 1989). He was appointed chairman of Mitchell Corporation Pty Ltd in July 2006. Mr Bourke was Chairman of Australian Technology Group Limited. He has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.
Mr John Richard Marshall BMechE(hons), DipMechE, Hon.DEng (RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME Independent Non-Executive Director	74	Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989
Mr John Grahame Young LLB, FAICD Independent Non-Executive Director	62	Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.
Dr Rodney Alexander Houston B.Sc (Hons) MechEng, Ph.D, MAICD Managing Director	43	Appointed an Executive Director on 23 August 2005 and Chief Executive Officer on 30 September 2005. Dr Houston has extensive experience in engine research and development. He has been employed by Orbital for 17 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Company’s engineering operations and product development.
Mr Peter Chapman Cook M.Pharm, FRMIT, Ph.C, MPS, MRACI, C.Chem, MAICD	59	Mr Cook resigned from the position of Managing Director and Chief Executive Officer of the Company in September 2005.

2. COMPANY SECRETARY

Mr Keith A Halliwell B.Sc, FCA, FAICD was appointed to the position of Chief Financial Officer and Company Secretary in August 2000. He has 22 years international experience as an accountant and was previously Chief Financial Officer and Company Secretary of another listed public company in Australia.

3. DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows: -

	Directors’ Meetings			Audit Committee Meetings			Finance Committee Meetings			Remuneration Committee Meetings		Nomination Committee Meetings
Director	No. of meetings attended	No. of meetings held		No. of meetings attended	No. of meetings held		No. of meetings attended	No. of meetings held		No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held
D W J Bourke	7	7		4	4		3	3		2	2	—	—
R A Houston	5	5	*	3	3	*	2	2	*	—	—	—	—
J R Marshall	7	7		4	4		3	3		2	2	—	—
J G Young	7	7		4	4		3	3		2	2	—	—
P C Cook	2	2	*	1	1	*	1	1	*	—	—	—	—

*	number of meetings held during the time the directors held office during the year

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4. CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

4.1 BOARD OF DIRECTORS AND ITS COMMITTEES

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Company and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is also responsible for reviewing and ratifying systems of risk management and internal compliance controls. Details of the Board’s charter are located on the Company’s website (www.orbitalcorp.com.au).

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company’s executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company’s expense.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

4.2 Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

Members of the Nomination Committee during the year were Mr D W J Bourke (Chairman), Mr J G Young and Mr J R Marshall.

The Nomination Committee meets as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4.3 Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman), Mr J R Marshall and Mr J G Young. The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

4.4 Remuneration Report

4.4.1 Principles of compensation-audited

Remuneration is referred to as compensation throughout this report.

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity, including directors of the Company and other executives.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad compensation policy is to ensure the compensation package properly reflects the person’s duties and responsibilities and that compensation is consistent with current industry practice. Data is obtained from independent surveys to ensure that compensation throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the consolidated entity also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT), cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

In the 2006 financial year the consolidated entity met certain goals and individual KPI’s with the result that the remuneration committee awarded discretionary bonuses totalling $100,000.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the consolidated entity’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2006 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years:

	2006	2005	2004	2003	2002
	AIFRS	AIFRS	AGAAP	AGAAP	AGAAP
EBIT ($ Millions)	1.023	(2.320)	2.881	(1.967)	(26.555)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.014)	(0.035)	0.015	(0.175)	(0.430)
Return of capital	—	—	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

Service Agreements

The service contract for the CEO is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The CEO has the right to terminate the contract on 3 months notice. The CEO has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

No retirement benefits are payable to non-executive Directors.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4.4.2 Directors’ and Executive Officers’ Remuneration Company and Consolidated - audited

Details of the nature and amount of each major element of remuneration of each Director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration and other key management personnel are:

		Short Term				Post Employment	Share Based Payments		S300A (1)(e)(i)
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $	Proportion of remuneration performance related %
Directors
Non-executive
Donald W J Bourke	2006	96,376	—	6,228	102,604	8,674	—	111,278	—
Chairman (Non-executive)	2005	96,376	—	5,572	101,948	8,764	—	110,712	—
J Grahame Young	2006	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2005	48,770	—	—	48,770	4,389	—	53,159	—
John R Marshall	2006	55,050	—	—	55,050	—	—	55,050	—
Director (Non-executive)	2005	51,156	—	5,449	56,605	—	—	56,605	—
Executive
Rodney A Houston (d)	2006	239,163	40,000	—	279,163	28,202	46,453	353,818	24.4%
Director and Chief Executive Officer	2005	182,124	—	—	182,124	19,694	34,633	236,451	14.6%
Peter C Cook(e)	2006	109,915	—	—	109,915	13,190	—	123,105	—
Director and Chief Executive Officer	2005	408,257	—	60,652	468,909	48,991	63,267	581,167	10.9%

Total Consolidated, all specified directors	2006	552,862	40,000	6,228	599,090	54,778	46,453	700,321	12.3%
	2005	786,683	—	71,673	858,356	81,838	97,900	1,038,094	9.4%

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4.4.2 Directors’ and Executive Officers’ Remuneration Company and Consolidated – audited (continued)

		Short Term				Post Employment	Share Based Payments		S300A (1)(e)(i)
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $	Proportion of remuneration performance related %
Key Management Personnel
Keith A Halliwell	2006	213,811	17,000	—	230,811	24,772	46,293	301,876	21.0%
Chief Financial Officer & Company Secretary	2005	220,880	—	—	220,880	24,278	37,783	282,941	13.4%
B Anthony Fitzgerald	2006	183,527	15,000	—	198,527	17,257	37,070	252,854	20.6%
Director of Sales and Marketing	2005	184,809	—	—	184,809	17,600	28,200	230,609	12.2%
Geoff Cathcart	2006	141,042	9,000	—	150,042	12,993	13,717	176,752	12.9%
Director of Engineering & Operations	2005	130,580	—	—	130,580	11,257	11,427	153,264	7.5%
Specified executives
Robert A Schmidt (f)	2006	179,415	—	6,210	185,625	10,381	1,000	197,006	0.5%
US Sales Executive & US Resident Officer	2005	187,411	—	5,463	192,874	7,373	1,000	201,247	0.5%
Tom P Baskovich (g)	2006	142,217	—	—	142,217	13,845	13,165	169,227	7.8%
Director of Patents & Licensing	2005	133,359	—	—	133,359	15,059	11,205	159,623	7.0%

Total Consolidated, all specified executives	2006	860,012	41,000	6,210	907,222	79,248	111,245	1,097,715	13.9%
	2005	857,039	—	5,463	862,502	75,567	89,615	1,027,684	8.7%

Notes in relation to the table of directors’ and executive officers remuneration - audited

(a) Bonuses are those paid or accrued as payable in relation to the year reported.

(b) The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.

(c) The fair value of the Executive Long Term Share plan is determined through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model which allows the incorporation of the hurdles that must be met before the executive long term share plan shares vest in the holder.

(d) Dr Houston was appointed effective 30 September 2005. Remuneration disclosed represents total remuneration for the year.

(e) Mr Cook resigned effective 30 September 2005.

(f) Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7417 (2005: 0.7618). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

(g) Mr Baskovich is included above as his remuneration is within the 5 highest paid executives not being directors.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4.4.3 Analysis of Bonuses included in Remuneration - unaudited

The short-term cash bonus is for performance during the 30 June 2006 financial year. The amount was determined on 26 June 2006 after performance reviews were completed and approved by the remuneration committee. The short-term cash bonus is fully vested in the recipient in the financial year. No amounts vest in future years in respect of the bonus scheme for the 2006 financial year.

4.4.4 Equity Instruments

All shares refer to ordinary shares of Orbital Corporation Limited.

4.4.4.1 Analysis of Shares Offered as Compensation - audited

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (a) $	Number of Shares Offered	Number of Shares Granted	Value (b) $
Directors
Executive
Rodney A Houston	10,090	$0.0991	1,000	540,000	—	53,460
Key Management Personnel
Keith A Halliwell	10,090	$0.0991	1,000	470,000	—	46,530
B Anthony Fitzgerald	10,090	$0.0991	1,000	390,000	—	38,610
Geoff P Cathcart	10,090	$0.0991	1,000	130,000	—	12,870

(a)	The fair value of the employee share plan No. 1 is based upon the market value (at offer date) of shares offered.

(b)	Represents the fair value of shares offered at the date that they were offered using Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2002 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2006 financial year.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4.4.4.2 Movements in Shares - unaudited

The movements during the reporting period of ordinary shares in Orbital Corporation Limited held by key management person are as follows:

	Held at 1 July 2005	Purchases	Disposals	Issued under Employee Share Plan	Held at 30 June 2006
Directors
Non-executive
D W J Bourke	100,000	—	—	—	100,000
J G Young	149,906	—	—	—	149,906
J R Marshall	66,880	—	—	—	66,880
Executive
R A Houston	58,484	—	—	10,090	68,574

Key Management Personnel
K A Halliwell	146,531	—	—	10,090	156,621
B A Fitzgerald	86,715	—	—	10,090	96,805
G Cathcart	45,267	—	—	10,090	55,357

4.4.4.3 Analysis of Movements in Options - unaudited

The movements during the reporting period by number, of options over ordinary shares in Orbital Corporation Limited held by each director of the Company and each key management person of the Company and the consolidated entity are as follows:

	Held at 1 July 2005	Exercised	(Expired)	Vested & Exercisable at 30 June 2006	Vested & Unexercisable at 30 June 2006
Directors
Executive
R A Houston	13,000	—	(13,000)	—	—
Key Management Personnel
K A Halliwell	31,000	—	(31,000)	—	—
B A Fitzgerald	21,000	—	(21,000)	—	—
G Cathcart	4,600	—	(4,600)	—	—

The expired options had nil value at the date of expiry.

4.4.4.4 Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share based payment transactions (including options and rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

4.5 Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2006 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

4.6 Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

4.7 Risk Management

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the consolidated entity. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the consolidated entity’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the consolidated entity arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the consolidated entity has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

Environmental Regulation

The consolidated entity holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

4.8 ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the consolidated entity, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

4.9 CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders on request) in accordance with stock exchange requirements (or unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders and ADR holders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report. Subsequent to the annual general meeting, an information meeting is held for shareholders based in the eastern states of Australia to provide those shareholders with the opportunity to meet members of the Board and senior management.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

5. PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

6. CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $0.515 million (2005: $1.701 million loss).

7. OPERATING AND FINANCIAL REVIEW

The headline financial results for Orbital for the year ended 30 June 2006 are shown below.

	Year ended 30 June 2006	Year ended 30 June 2005
Revenue ($m)	11.863	11.476
Net profit/(loss) ($m)	0.515	(1.701)
EPS (cents)	0.1	(0.4)

Total revenue for the year ended 30 June 2006 increased by 3% to $11.9 million, due to increased engineering services revenue of $0.4 million and licence and royalty income of $0.2 million offset by a reduction in interest income of $0.2 million.

Total expenses fell by 6% to $15.3 million with continued savings across most expense categories. Finance costs have increased by $0.6 million due to the introduction of international accounting standards with effect from 1 July 2005. This requires the write down of long term borrowings to fair value and a notional interest charge (non cash) in each accounting period. Depreciation and amortisation expense decreased by $0.3 million as a result of the rationalisation of operations in recent years.

Orbital’s share of profits of its joint venture with Siemens, Synerject LLC increased by 41% to $4.1 million. Synerject’s revenue increased by 37% to US$57.5 million mainly as a result of its acquisition of Delavan in March 2006.

Operating cash outflow in the 1st half was $2.0 million with operating cash inflow in the 2nd half of $0.2 million reflecting the improvement in the engineering services business. During the 2nd half Orbital invested a further $2.7 million (US$2.0 million) in Synerject as part of Synerject’s long term financing arrangements. Orbital had cash on hand of $3.3 million at 30 June 2006.

Detailed comments on Orbital’s primary revenue streams are as follows:

Powertrain Engineering Services

Orbital’s PES business provides professional engineering consultancy services to engine manufacturers, OEMs, suppliers and governments on a global basis. The provision of these services creates a significant revenue stream while allowing Orbital to work closely with its customers on advanced powertrain applications and developments, some of which also involve the application and development of Orbital proprietary technology.

The priority of the PES marketing activities at the beginning of the year was to increase our efforts in the emerging markets in China and India while also exploiting the continued interest in the unique capabilities of Orbital’s proprietary technology. This process has started to deliver good results with the improvement in the forward order book which stands at $8 million as of July 1st, 2006, almost double the order book value at the same time last year.

The current order book shows a significant proportion of the services relate to the application and development of Orbital technology (greater than 50%). In particular this relates to new programs in the area of spark ignited heavy fuel, new engine development and applications for direct injection gasoline as well as new gaseous applications covering both LPG and CNG DI applications.

The increased level of Orbital technology programs is a result of the continued commitment to technical innovation and internal R&D expenditure at Orbital over the last 2-3 years. Consequently Orbital has been able to continue to build on its intellectual property portfolio in key areas for the future. An example of the outcomes from this committed expenditure is the development of a new gaseous DI injector suitable for both LPG and CNG applications in automotive and non-automotive markets. Over the year we have had 27 new patents granted and 7 new patent applications as a result of a sustained effort to capture the value from our R&D and engineering services activities.

Orbital continued to provide a range of product development services to Australian OEM’s and vehicle studies for the Australian Government.

During the year PES successfully extended the level of services offered in the Asian region and built on its success in North America. This has resulted in improvements in the number of target customers in these regions and has provided significant revenues relating to the delivery of engine design and development programs for both automotive and non-automotive applications.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

Royalties and Licenses

Orbital licenses its patented direct injection technology to OEMs and suppliers. Royalties and license fees are derived from a wide range of customers in the marine, motorscooter and motorcycle sectors.

Licensing and royalty revenue increased by 8% compared to the prior year. This increase relates primarily to increased royalties from the marine sector which has shown a 20% increase in engine volumes year on year. The 2-stroke DI market has held up well in this sector despite the aggressive marketing of 4-stroke engines, due to the inherent 2-stroke benefits in performance, light weight and lower maintenance.

In contrast the European DI scooter market has continued to struggle in an environment of lenient emissions regulations which have enabled the continued sale of low cost carburettor solutions. New initiatives to re-invigorate this market with the development of a new prototype low cost DI fuel system with improved functionality are about to be introduced to the customer although the impact of these initiatives will take at least 12 months to emerge.

Bajaj are progressing well with the DI autorickshaw program. Production launch will follow an extensive pilot vehicle release which is currently in progress. Based on the positive feedback from the market place, prospects for further gasoline and gaseous DI applications in the Indian market are expected to be strong.

Envirofit are making continued progress with the launch of their retro-fit Orbital DI system for the Philippines 2-stroke taxi fleet. Positive results from their first 3,000 vehicle taxi fleet could lead to further growth in sales of these kits across Asia.

Synerject

Orbital’s 50% owned joint venture with Siemens-VDO Automotive Corporation, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for the non-automotive OEMs.

Orbital’s overall share of Synerject’s profit rose 41% to $4.1 million. As foreshadowed at Orbital’s AGM one of Synerject’s major customers introduced “just in time” deliveries to run down its inventories, which has impacted Synerject’s current year reported profit. Synerject has however increased sales to other customers. Significant expenditure on new electronic control unit (ECU) product development has been capitalised in Orbital’s equity accounted results in accordance with Australian accounting standards.

Synerject has had a good year in regard to the growth of annual turnover from A$55 million in 2005 to over $77 million this year (37% increase), primarily as a result of the Delavan acquisition in March this year. Delavan contributed a small profit during the year but will reach its real potential as cost reductions and operating efficiencies are introduced during the next year.

Synerject has established new financing arrangements to replace the existing Siemens loan. As part of this arrangement Orbital and Siemens have agreed that the present 50:50 ownership will continue unchanged. This results in the re-calculation of ownership percentage being delayed by two years. These arrangements are important steps to prepare for the next growth phase for Synerject including establishing a manufacturing base and applications centre in China. These stand alone financing arrangements will also enable Synerject to start paying dividends to its shareholders starting in the second half of 2007.

Outlook

The turnaround in PES demonstrated in the 2nd half year is expected to continue based on the current strong order book going into the new financial year. The turnaround has been particularly strong in the area of Orbital technology applications which is encouraging for the long term revenue streams for Orbital and Synerject.

At this stage the pipeline of opportunities demonstrates a good mix of contracts from a broader customer base. The continuing pressure on oil supply and hence fuel prices are creating unprecedented demand for technical innovation in the area of improved fuel efficiency. This in turn also creates major opportunities in the area of biofuels such as ethanol and biodiesel as well as gaseous fuels such as LPG, CNG and LNG all of which become much more compelling as the oil price escalates and supply issues create market uncertainty. Orbital already has a number of new contracts in the above areas and through our continued commitment to R&D have developed technology and knowledge which is expected to open up more opportunities going forward. As a result Orbital expects continued growth in our engineering services revenue in the 2007 financial year.

Further opportunities to enhance our engineering and intellectual property earnings through additional strategic alliances with key customers in the Asian region will also be targeted this year. Orbital’s track record in the area of turning technology innovation into market ready products and services makes it an ideal partner for customers and suppliers who need to span the gap between research/innovation and manufacturing.

Royalty revenue is expected to continue to grow for 2007 as we anticipate the launch of the autorickshaw in India. On-going production validation programs for new Orbital DI applications will continue throughout 2007 in the area of spark ignited heavy fuels and gasoline applications for a number of new applications. The royalties from these programs are expected to come on line in the 2008 financial year.

Synerject has good prospects for revenue growth, both through acquisition and organically as the non-automotive market moves towards wider adoption of engine management systems. Synerject has made important strategic steps to build its product portfolio and is moving quickly to create a low cost manufacturing base in China during 2007. Overall revenue of this JV is expected to grow as a result of increased sales to existing DI and port injection customers together with increased sales for the Delavan acquisition.

The continuing world wide energy crisis is resulting in greater attention in government and consumers in seeking improved fuel efficiency and increased demand for alternative fuels. Orbital is well positioned with its existing technology and expertise to participate. The multiple income streams from Synerject, PES and licensing and royalties provide diversification and cover the entire value chain of advanced powertrain system development and supply.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

8. DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

9. STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

10. EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future years.

11. LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the review of operations above. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

12. DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares
D W J Bourke	100,000
J G Young	149,906
J R Marshall	66,880
RA Houston	68,574

385,360

13. SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

14. INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

15. NON-AUDIT SERVICES

During the year KPMG, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•	the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is on page 16.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are as follows:

	2006 $	2005 $
REMUNERATION OF AUDITORS
Amounts received or due and receivable for audit services by:
Auditors of the Company - KPMG Australia
- Audit and review of financial reports	142,127	107,174
- Australian equivalents to International Financial
Reporting Standards review	17,158	20,000
Other KPMG member firms
- Audit and review of financial reports	139,750	70,726

	299,035	197,900

Amounts received or due and receivable for taxation services by:
Auditors of the Company - KPMG Australia	35,796	40,890
Other KPMG member firms	19,451	28,233

	55,247	69,123

Total auditors’ remuneration	354,282	267,023

16. LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 16 forms part of the directors’ report for the financial year ended 30 June 2006.

17. ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:

[GRAPHIC APPEARS HERE]	[GRAPHIC APPEARS HERE]
D W J BOURKE	R A HOUSTON
Chairman	Managing Director

Dated at Perth, Western Australia this 25th day of August 2006.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2006

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Orbital Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

D P McCOMISH

Partner

Perth

Date:

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
Engineering services income		8,645	8,252	—	—
Licence and royalty income		2,394	2,217	—	—

Revenue		11,039	10,469	—	—
Other income	3	824	1,007	109	1,184

Total Revenue		11,863	11,476	109	1,184

Personnel expenses	4	(8,297)	(8,850)	(264)	(248)
Depreciation and amortisation		(1,122)	(1,436)	—	—
Engineering consumables and contractors		(1,076)	(1,473)	—	—
Travel and accommodation	6	(1,009)	(998)	—	—
Communications and computing		(667)	(744)	—	—
Patent costs		(462)	(545)	—	—
Insurance costs		(535)	(551)	—	—
Audit, compliance and listing costs		(689)	(492)	—	—
Finance costs	6	(622)	(3)	(856)	—
Reversal of provision for the carrying value of controlled entities		—	—	1,802	93,027
Inter-group debt forgiveness		—	—	—	(95,722)
Other expenses		(786)	(1,128)	—	—

Total expenses		(15,265)	(16,220)	682	(2,943)

Share of net profit of Synerject (adjustment to provision)	13	4,135	2,936	—	—

Profit/(loss) before related income tax		733	(1,808)	791	(1,759)
Income tax (expense)/benefit	7	(218)	107	—	(180)

Net profit/(loss) for year after related income tax		515	(1,701)	791	(1,939)

Basic earnings/(loss) per share (in cents)	8	0.1	(0.4)
Diluted earnings/(loss) per share (in cents)	8	0.1	(0.4)

The income statements are to be read in conjunction with the notes to the financial statements set out on pages 22 to 60.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Recognised directly in equity
Employee Share Plan	264	248	264	248
Foreign exchange translation differences	276	(238)	—	—

Net income recognised directly in equity	540	10	264	248
Net profit/(loss) for the period	515	(1,701)	791	(1,939)

Total recognised income and expense for the period	1,055	(1,691)	1,055	(1,691)

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages 22 to 60.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

BALANCE SHEETS AS AT 30 JUNE 2006

	NOTE	CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
Current Assets
Cash and cash equivalents	9	3,325	7,972	15	1,954
Receivables	10	3,643	2,985	—	5
Inventories	11	6	12	—	—

Total Current Assets		6,974	10,969	15	1,959

Non-Current Assets
Receivables	10	—	—	13,155	13,573
Investments	12	—	—	16,565	15,027
Investments accounted for using the equity method	13	6,321	—	—	—
Deferred tax assets	14	6,445	6,300	—	—
Property, plant & equipment	15	6,432	7,424	—	—

Total Non-Current Assets		19,198	13,724	29,720	28,600

Total Assets		26,172	24,693	29,735	30,559

Current Liabilities
Payables	16	3,268	2,389	—	—
Employee benefits	19	1,046	1,055	—	—
Provisions	20	106	485	—	—

Total Current Liabilities		4,420	3,929	—	—

Non-Current Liabilities
Non interest-bearing liabilities	18	12,809	19,000	21,992	30,684
Employee benefits	19	1,200	1,135	—	—
Provisions	20	—	100	—	—
Other	21	—	654	—	—

Total Non-Current Liabilities		14,009	20,889	21,992	30,684

Total Liabilities		18,429	24,818	21,992	30,684

Net Assets/(Liabilities)		7,743	(125)	7,743	(125)

Equity
Contributed equity	23	216,768	216,768	216,768	216,768
Reserves	23	38	(238)	—	—
Accumulated losses	23	(209,063)	(216,655)	(209,025)	(216,893)

Total Equity/(Deficiency)		7,743	(125)	7,743	(125)

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages 22 to 60.

ORBITALCORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		10,183	11,124	5	—
Cash paid to suppliers and employees		(12,300)	(15,418)	—	—

Cash used in operations		(2,117)	(4,294)	5	—
Interest income		332	515	109	287
Interest expense		—	(3)	—	—
Income taxes paid		(83)	(38)	—	—

Net cash provided by/(used in) operating activities	28	(1,868)	(3,820)	114	287

Cash Flows from Investing Activities
Loans to controlled entities		—	—	(2,735)	(8,920)
Loan repayments from controlled entities		—	—	682	—
Synerject equity investment		(2,735)	—	—	—
Proceeds from sale of property, plant & equipment		166	56	—	—
Acquisition of property, plant & equipment		(211)	(427)	—	—

Net cash used in investing activities		(2,780)	(371)	(2,053)	(8,920)

Cash Flows from Financing Activities
Payment of finance lease liabilities		—	(179)	—	—

Net cash used in financing activities		—	(179)	—	—

Net decrease in cash and cash equivalents		(4,648)	(4,370)	(1,939)	(8,633)
Cash and cash equivalents at 1 July		7,972	12,350	1,954	10,587
Effects of exchange rate fluctuations on the balances of cash heldin foreign currencies		1	(8)	—	—

Cash and cash equivalents at 30 June	9	3,325	7,972	15	1,954

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2005 and 2006.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 22 to 60.

ORBITALCORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2006

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the “consolidated entity”) and the consolidated entity’s interest in jointly controlled entities.

The consolidated financial report was authorised for issue by the directors on 24 August 2006.

(a)	Statement of Compliance

The consolidated financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (‘AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. International Financial Reporting Standards (“IFRSs’”) form the basis of Australian Accounting Standards (“AASBs”) adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (“AIFRS”) to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and the interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity’s first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 First time adoption of Australian equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 31.

(b)	Basis of Preparation

The consolidated financial report is presented in Australian dollars. The entity has elected not to early adopt the following accounting standards and amendments as at transition date:

•	AASB 119 Employee Benefits (December 2004)

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004)

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004)

•	UIG 4 Determining whether an Arrangement contains a Lease

•	UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•	UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

•	UIG 8 Scope of AASB 2.

•	AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Preparation (continued)

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of the above standards is not expected to have an impact on the financial results of the Company and the consolidated entity as the standards and the amendments either are not applicable or are concerned only with disclosures.

The financial report is prepared on the basis of historical costs (except that certain financial instruments are stated at their fair value).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and the Directors’ Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 1(v).

Except as noted in note 32, the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards-AIFRS.

(c)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Associates

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of an associate. During the year ended 30 June 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed. The consolidated entity’s share of the joint venture’s net profit or loss was recognised in the consolidated interim income statement during the interim period and will continue until the date joint control ceases. Other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation (continued)

(iii)	Transactions Eliminated on Consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity’s interest in the entity with adjustments made to the investment in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the consolidated entity’s interest in such entities is disposed of.

(d)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date (except those representing the consolidated entity’s net investment in subsidiaries, associates and jointly controlled entities – see below) are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. In respect of all foreign operations, the Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange gains and losses are therefore deemed to be zero as at 1 July 2004.

(iii)	Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to AIFRS, are presented as a separate component of equity.

(e)	Derivative Financial Instruments

(i)	Current accounting policy

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations. In accordance with its treasury policy, the consolidated entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(ii)	Comparative period policy

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge the foreign exchange rate risks. Derivative financial instruments are not held for speculative purposes.

(f)	Property, Plant and Equipment

(i)	Acquisition

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see below).

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(ii)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Property, Plant and Equipment (continued)

(iii)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(iv)	Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(g)	Intangibles

(i)	Research and Development Expenditure

Current accounting policy

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

Comparative period policy

Under previous AGAAP, the consolidated entity’s past expenditure on research and development was expensed as incurred.

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(h)	Receivables

Receivables are stated at their amortised cost, less impairment losses. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

(i)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

(k)	Impairment

The carrying amounts of the consolidated entity’s assets, other than inventories (refer note 11) and deferred tax assets (refer note 14), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash- generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

The carrying amount of property, plant and equipment is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of property plant and equipment

The carrying amount of all non-financial assets including development expenditure is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of assets.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment (continued)

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset Is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i)	Calculation of recoverable amount

The recoverable amount of the consolidated entity’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. All receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii)	Reversals of impairment

Impairment losses are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii)	Derecognition of financial assets and liabilities

Current accounting policy

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired

•	the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party, or

•	the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit and loss.

Comparative period policy

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed. A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Share capital

(i)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(m)	Non-Interest-bearing borrowings

(i)	Current accounting policy

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2006 totalled approximately 515,000.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(ii)	Comparative period policy

Prior to the adoption of AIFRS at 1 July 2005, the loan was recorded at the amount advanced and no recognition was given to effective interest in the income statement. The effect of this change in policy is set out in Note 32, and Orbital has taken advantage of the election in AASB 1 to not restate comparatives for the effect of this change in policy.

(n)	Employee Benefits

(i)	Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The consolidated entity does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(ii)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans, one of which is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. These targets have not yet been met. The fair value of options and shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Employee Entitlements (continued)

(v)	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

(o)	Provisions - Warranties

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(p)	Payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

(q)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services and Sale of Goods

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

Revenue from rendering services is recognised in the period in which the service is provided.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer.

(ii)	Interest Income

Interest income is recognised as it accrues.

(iii)	Asset Sales

The gross proceeds of asset sales are included as other income of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(r)	Expenses

(i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii)	Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Expenses (continued)

(iii)	Financing costs

Financing costs and other income include separate disclosure of interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement . Borrowing costs are expensed as incurred and included in net financing costs.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established which in the case of quoted securities is ex-dividend date. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

(s)	Income Tax

(i)	Current income tax expense and liability

Income tax on the profit and loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(t)	Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(u)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the consolidated entity’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key sources of estimation uncertainty

In note 29 detailed analysis is given of the foreign exchange exposure of the consolidated entity and risks in relation to foreign exchange movements.

2.	SEGMENT REPORTING

Segment information is presented in respect of the consolidated entity’s business and geographical segments. The primary format, business segment, is based on the consolidated entity’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments:

•	Engineering services; and
•	Royalties and licences.

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

2.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	8,645	8,252	2,394	2,217	11,039	10,469

Unallocated other income					824	1,007

Total Revenue					11,863	11,476

Segment Result	409	(110)	1,197	608	1,606	498

Unallocated expenses - net (ii)	3				(4,967)	(4,985)
Reorganisation expense					(41)	(257)
Share of net profit of Synerject (adjustment to Synerject provision)					4,135	2,936

Net Profit/(loss) before related income tax					733	(1,808)

Income tax (expense)/benefit					(218)	107

Profit/(loss) after tax attributable to members					515	(1,701)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

2.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and Licences		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,122	1,436	—	—	1,122	1,436
Other non-cash expenses	3	17	—	—	3	17
Segment non-cash expenses	1,125	1,453	—	—	1,125	1,453
Reorganisation expense					—	257
Systems warranty credits					(219)	(233)
Share of net profit of Synerject (adjustment to Synerject provision)					(4,135)	(2,936)
Foreign exchange translation (gain)					(12)	(11)

Total non-cash (revenue) and expenses					(3,241)	(1,470)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	9,475	9,686	606	735	10,081	10,421

Unallocated assets
Cash					3,325	7,972
Equity accounted investment in Synerject LLC					6,321	—
Deferred tax asset					6,445	6,300

Consolidated Total Assets					26,172	24,693

Segment Liabilities	5,518	4,852	—	—	5,518	4,852
Unallocated liabilities
Borrowings					12,809	19,000
Systems warranty provision					102	312
Provision for borrowings of Synerject LLC					—	654

Consolidated Total Liabilities					18,429	24,818

Consolidated Net Assets/(Liabilities)					7,743	(125)

Segment Acquisitions of Non current assets	211	427	—	—	211	427

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

2.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

2.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	4,023	2,423	899	1,154	3,806	2,783	2,311	4,109	11,039	10,469
Segment assets	782	745	207	185	1,576	1,209	7,516	8,282	10,081	10,421
Acquisitions of non current assets	—	—	—	—	—	—	211	427	211	427

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
3.	OTHER INCOME
	Interest income	332	515	109	229
	Gain on sale of property, plant and equipment	85	40	—	—
	Net foreign exchange gains	12	11	—	955
	ACIS credits	152	161	—	—
	Systems warranty credit	219	233	—	—
	Other	24	47	—	—

		824	1,007	109	1,184

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
4.	PERSONNEL EXPENSES
	Salaries and wages	6,730	7,215	—	—
	Contributions to defined contributions superannuation funds	726	786	—	—
	Equity settled transactions	264	248	—	—
	Decrease in liability for annual leave	(9)	(217)	—	—
	Increase in liability for long service leave	65	8	—	—
	Other associated personnel expenses	480	553	—	—
	Redundancy	41	257	—	—

		8,297	8,850	—	—

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
5	FINANCE COSTS
	Interest expense WA Government Loan	622	—	622	—
	Finance charges on capitalised leases	—	3	—	—
	Net foreign exchange losses	—	—	234	—

		622	3	856	—

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
6.	SUPPLEMENTAL DISCLOSURES TO INCOME STATEMENT
6.1	RESEARCH AND DEVELOPMENT EXPENDITURE
	Research and development expenditure	733	1,064	—	—

6.2	TRAVEL AND ACCOMMODATION
	Travel and accommodation recharged to projects	328	202	—	—
	Corporate travel and accommodation	681	796	—	—

		1,009	998	—	—

		2006 $	2005 $	2006 $	2005 $
6.3	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	142,127	107,174	—	—
	- Australian equivalents to International Financial
	Reporting Standards review	17,158	20,000	—	—
	Other KPMG member firms
	- Audit and review of financial reports	139,750	70,726	—	—

		299,035	197,900	—	—

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	35,796	40,890	—	—
	Other KPMG member firms	19,451	28,233	—	—

		55,247	69,123	—	—

	Total auditors’ remuneration	354,282	267,023	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
7.	TAXATION
7.1	Recognised in the income statement
	Current tax expense
	Current year	(192)	(229)	—	—
	Adjustments to prior years	—	—	—	—

		(192)	(229)	—	—

	Deferred tax expense
	Net expense on recognition/(utilisation) of tax losses	(26)	—	—	(180)
	Benefit of tax losses recognised	—	336	—	—

		(26)	336	—	(180)

	Total income tax (expense)/benefit in income statement	(218)	107	—	(180)

7.2	Numerical reconciliation between tax expense and pre-tax
	net profit
	Profit before tax	733	(1,808)	791	(1,759)

	Income tax using the domestic corporation tax rate of 30%
	(2005 30%)	(220)	542	(237)	528
	Increase in income tax (expense)/credit due to:
	- Withholding tax	(192)	(229)	—	—
	- Net tax losses recognised/(utilised)	(26)	—	—	(180)
	Decrease in income tax (expense)/credit due to:
	- Effect of tax losses (derecognised)/recognised	220	(206)	237	(528)

	Income tax expense on pre-tax net profit	(218)	107	—	(180)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED
		2006	2005
8.	EARNINGS / (LOSS) PER SHARE
	Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $514,566 (2005:loss$1,701,376) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 411,015,511 (2005: 410,404,267), calculated as follows:

Profit/(Loss) attributable to ordinary shareholders	$	$
Profit/(loss) for the period	514,566	(1,701,376)

Profit attributable to ordinary shareholders	514,566	(1,701,376)

Weighted average number of ordinary shares	#	#
Issued ordinary shares at 1 July	410,595,878	410,017,878
Effect of shares issued for the ESP No.1	419,633	386,389

Weighted average number of ordinary shares at 30 June	411,015,511	410,404,267

Earnings per share
	cents	cents
Basic earnings per share	0.125	(0.415)

Diluted earnings per share	0.125	(0.415)

The calculation of diluted earnings per share is the same as the calculation for basic earnings per share as there were no dilutive securities on issue during the current or comparative period.

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
9.	CASH AND CASH EQUIVALENTS
	Cash at bank	176	44	15	8
	Cash at bank - US dollars	87	71	—	—
	Cash at bank - European currency units	42	26	—	—
	At call deposits - financial institutions	1,057	947	—	—
	Bank bills	1,963	6,884	—	1,946

		3,325	7,972	15	1,954

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
10.	RECEIVABLES

10.1	Current
	Trade debtors	3,059	2,355	—	—
	Less: Provision for doubtful trade debtors	(50)	(47)	—	—

		3,009	2,308	—	—
	Other debtors	617	611	—	5
	Prepayments	17	66	—	—

		3,643	2,985	—	5

10.2	Non-Current
	Loans to controlled entities	—	—	13,959	14,377
	Impairment losses on loans to controlled entities	—	—	(804)	(804)

		—	—	13,155	13,573

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

		NOTE	CONSOLIDATED		THE COMPANY
			2006	2005	2006	2005
			$’000	$’000	$’000	$’000
11.	INVENTORIES
	Raw materials and stores - at recoverable amount		6	12	—	—

12.	OTHER FINANCIAL ASSETS
	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446	—	—
	Investments in controlled entities - at cost	26	—	—	110,830	110,830
	Less: impairment losses in the carrying value of investments		(6,446)	(6,446)	(94,265)	(95,803)

			—	—	16,565	15,027

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The consolidated entity accounts for investments in associates using the equity method.

The consolidated entity has the following investment in associates:

		Country of	Reporting	30 June Ownership
Name	Principal activities	Incorporation	Date	2006	2005
Synerject LLC	Suppliers of gasoline engine systems and components	USA	30/06/2006	50%	50%

2006	Revenues as reported by associate (100%) $’000	Profit as reported by associate (100%) $’000	Share of associates net profit recognised $’000	Total Assets as reported by associate (100%) $’000	Total Liabilities as reported by associate (100%) $’000	Net assets as reported by associate (100%) $’000	Share of associate’s net assets equity accounted $’000
Synerject	77,494	3,632	4,135	42,129	26,111	16,018	6,321

2005
Synerject	54,796	5,141	2,936	33,632	26,706	6,926	—

	CONSOLIDATED
	2006	2005
	$’000	$’000
Results of associate
Reversal of provision for borrowings of Synerject	654	2,936
Share of associate profit before income tax after recommencement of equity accounting	1,649	—
Share of income tax expense	(120)	—

	2,183	2,936
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	1,649	—
- dissimilar accounting treatment with respect to amortisation of intangibles	303	—

Share of associates net profit accounted for using the equity method	4,135	2,936

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

Results of associates (continued)

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which was reversed as at 31 December 2005, when Synerject LLC had an excess of assets over liabilities. The consolidated entity has now recommenced equity accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity of Synerject LLC.

	CONSOLIDATED
	2006	2005
	$’000	$’000
Commitments
Share of associates commitments contracted but not provided for or payable:
Within one year	548	447
One year or later and no later than five years	1,296	1,630
Later than 5 years	—	35

	1,844	2,112

Contingent liabilities
Contingent share of associates liabilities
(i) Guaranteed bank facilities	—	9,188

	—	9,188

INTEREST IN SYNERJECT LLC

As at 30 June 2006, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2005: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. This loan was repaid during the current reporting period. At 30 June 2006, Orbital’s share of Synerject’s financing obligations amounted to A$Nil (US$Nil) (30 June 2005: A$9.189 million (US$7.000 million)).

Both Siemens VDO Automotive Corporation and the Company have made additional capital contributions in June 2006.

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to 30 June 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC.

The maximum change in shareholdings as a result of the above is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the minority shareholding calculated above to reinstate the 50:50 ownership by purchasing shares from the other joint venturer at a price of US$400,000 for each 1% interest of Synerject LLC. The exercise date of the option has been extended by two years to 30 June 2008. Until that date the ownership percentage will remain 50:50.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets				Liabilities				Net
	2006		2005		2006		2005		2006		2005
	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000
Tax value of loss carry-forwards recognised		(6,445)		(6,300)		—		—		(6,445)		(6,300)

Tax (assets)/liabilities		(6,445)		(6,300)		—		—		(6,445)		(6,300)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated				The Company
	2006		2005		2006		2005
	$	’000	$	’000	$	’000	$	’000
Australia
Tax Losses		15,831		14,875		15,831		14,875
Temporary difference from provision for capital loss on investment		1,934		1,934		1,934		1,934
Other net temporary differences		710		10		710		10

		18,475		16,819		18,475		16,819

USA

Tax carry forward losses of approximately $69.300 million (US$51.400 million) (2005: $70.893 million (US$54.006 million)) are available to certain controlled entities in the United States. A deferred tax asset of $6.455 million (US$4.780 million) (2005:$6.300 million US$4.799 million) has been recognised as it is probable that future taxable profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2006, the $69.300 million of tax carry forward losses available expire between the years 2010 and 2023.

Movement in temporary differences during the year
			Consolidated
	Balance 1-Jul-04		Recognised in income		Recognised in equity		Balance 30-Jun-05
	$	’000	$	’000	$	’000	$	’000
Tax value of loss carry-forwards recognised		(6,540)		(336)		576		(6,300)

Net tax (assets)/liabilities		(6,540)		(336)		576		(6,300)

			Consolidated
	Balance 1-Jul-05		Recognised in income		Recognised in equity		Balance 30-Jun-06
	$	’000	$	’000	$	’000	$	’000
Tax value of loss carry-forwards recognised		(6,300)		26		(171)		(6,445)

Net tax (assets)/liabilities		(6,300)		26		(171)		(6,445)

			The Company
	Balance 1-Jul-04		Recognised in income		Recognised in equity		Balance 30-Jun-05
	$	’000	$	’000	$	’000	$	’000
Tax value of loss carry-forwards recognised		(180)		180		—		—

Net tax (assets)/liabilities		(180)		180		—		—

			The Company
	Balance 1-Jul-05		Recognised in income		Recognised in equity		Balance 30-Jun-06
	$	’000	$	’000	$	’000	$	’000
Tax value of loss carry-forwards recognised		—		—		—		—

Net tax (assets)/liabilities		—		—		—		—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

15.	PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		THE COMPANY
	2006 $’000	2005 $’000	2006 $’000	2005 $’000

Freehold land
At deemed cost	1,091	1,091	—	—

Buildings
At deemed cost	3,057	3,057	—	—
Less: accumulated depreciation	(812)	(730)	—	—

	2,245	2,327	—	—

Plant and equipment
At cost	14,808	14,678	—	—
Less: accumulated depreciation	(11,947)	(10,994)	—	—

	2,861	3,684	—	—

At recoverable amount	1,964	1,964	—	—
Less: accumulated depreciation	(1,729)	(1,642)	—	—

	235	322	—	—

Total property, plant and equipment - net book value	6,432	7,424	—	—

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at beginning of year	1,091	1,091	—	—

Carrying amount at end of year	1,091	1,091	—	—

Buildings
Carrying amount at beginning of year	2,327	2,407	—	—
Depreciation	(82)	(80)	—	—

Carrying amount at end of year	2,245	2,327	—	—

Plant and equipment
Carrying amount at beginning of year	4,006	4,714	—	—
Additions and transfers	211	625	—	—
Disposals	(81)	(16)	—	—
Depreciation	(1,040)	(1,317)	—	—

Carrying amount at end of year	3,096	4,006	—	—

Leased assets
Carrying amount at beginning of year	—	237	—	—
Purchased and transferred to plant and equipment	—	(198)
Amortisation	—	(39)	—	—

Carrying amount at end of year	—	—	—	—

Total
Carrying amount at beginning of year	7,424	8,449	—	—

Carrying amount at end of year	6,432	7,424	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

16.	PAYABLES

	CONSOLIDATED		THE COMPANY
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Current	2,661	2,013	—	—
Trade creditors and accruals	607	376	—	—

Revenues received in advance	3,268	2,389	—	—

17.	FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

	CONSOLIDATED		THE COMPANY
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Total facilities available
Performance guarantee facility	76	—	—	—
Forward exchange contracts facility	3,500	3,500	—	—
Corporate credit card facility	50	250	—	—
Multi-option credit facility	750	750	250	250

	4,376	4,500	250	250

Facilities utilised at balance date
Performance guarantee facility	76	—	—	—
Forward exchange contracts facility	600	652
Corporate credit card facility	28	5	—	—
Multi-option credit facility	—	—	—	—

	704	657	—	—

Facilities not utilised at balance date
Performance guarantee facility	—	—	—	—
Forward exchange contracts facility	2,900	2,848	—	—
Corporate credit card facility	22	245	—	—
Multi-option credit facility	750	750	250	250

	3,672	3,843	250	250

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,300,000 (2005: $4,500,000).

18.	NON INTEREST BEARING LIABILITIES

	CONSOLIDATED		THE COMPANY
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Loans and advances from controlled entities	—	—	9,183	11,684
Loans and advances - secured (a)	12,809	19,000	12,809	19,000

	12,809	19,000	21,992	30,684

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

	CONSOLIDATED		THE COMPANY
	2006 $’000	2005 $’000	2006 $’000	2005 $’000
19. EMPLOYEE BENEFITS

19.1 Current
Employee entitlements	1,046	1,055	—	—

19.2 Non-Current
Employee entitlements	1,200	1,135	—	—

19.3 Aggregate Liability for employee entitlements	2,246	2,190	—	—

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate at 30 June	5.2%	5.1%
Settlement term (years)	10	10

Number of employees
Number of employees at year end	94	90

20. PROVISIONS

20.1 Current

Redundancy	—	257	—	—
Systems warrantly (a)	102	212	—	—
Other	4	16	—	—

	106	485	—	—

20.2 Non-Current
Systems warranty (a)	—	100	—	—

	—	100	—	—

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

20.	PROVISIONS (continued)

20.3	Reconciliations

	CONSOLIDATED		THE COMPANY
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
Redundancy benefits - current
Carrying amount at beginning of year	257	—	—	—
Provision made (credit) during the year	—	257	—	—
Payments made during the year	(257)	—	—	—

Carrying amount at end of year	—	257	—	—

Systems warranty - current
Carrying amount at beginning of year	212	261	—	—
Provision made during the year - net of (expired)	(219)	(233)	—	—
Net foreign exchange (gain)/loss on translation	9	(59)	—	—
Reclassified from non current	100	243	—	—

Carrying amount at end of year	102	212	—	—

Systems warranty - non current
Carrying amount at beginning of year	100	343	—	—
Reclassified to current	(100)	(243)	—	—

Carrying amount at end of year	—	100	—	—

Other provisions - current
Carrying amount at beginning of year	16	12	—	—
Provision made during the year (net of expired)	(12)	4	—	—

Carrying amount at end of year	4	16	—	—

21. OTHER NON-CURRENT LIABILITIES

Provision for borrowings of Synerject LLC	—	654	—	—

22.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

22.1	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

22.2	In 1995 and 1996 Orbital entered into joint venture (JV) R & D syndicated arrangements with Coles Myer Ltd and subsidiaries (“CML”) to undertake research and development relating to production of vehicles using Orbital’s technology. The JV arrangements required payment of licence fees for the use of Orbital’s technology by the CML/Orbital JV.

CML has advised Orbital that the Australian Taxation Office (ATO) has formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. The reduction in tax provided by these licence fees for CML is understood to be approximately $13 million and $8 million respectively in 1995/96 and 1996/97.

CML has identified provisions of the relevant Transaction Documents that it asserts is a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It has further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

Orbital disputes that the asserted warranty amounts to a warranty that CML would be entitled to tax deductions and therefore denies that it has any indemnity liability to CML. Orbital will defend any claim made by CML for the asserted indemnity.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

23.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES

Consolidated	Share Capital $’000	Foreign Currency Translation Reserve $’000	Accumulated Losses $’000	Total $’000
Balance at 1 July 2004	216,768	—	(215,202)	1,566
Equity-settled transaction-employee shares	—	—	248	248
Total recognised income and expense	—	(238)	(1,701)	(1,939)

Balance at 30 June 2005	216,768	(238)	(216,655)	(125)

Balance 1 July 2005	216,768	(238)	(216,655)	(125)
Effect of change in accounting policy	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	(238)	(209,842)	6,688
Equity-settled transaction-employee shares	—	—	264	264
Total recognised income and expense	—	276	515	791

Balance at 30 June 2006	216,768	38	(209,063)	7,743

The Company	Share Capital $’000	Foreign Currency Translation Reserve $’000	Accumulated Losses $’000	Total $’000
Balance at 1 July 2004	216,768	—	(215,202)	1,566
Equity-settled transaction-employee shares	—	—	248	248
Total recognised income and expense	—	—	(1,939)	(1,939)

Balance at 30 June 2005	216,768	—	(216,893)	(125)

Balance 1 July 2005	216,768	—	(216,893)	(125)
Effect of change in accounting policy	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	—	(210,080)	6,688
Equity-settled transaction-employee shares	—	—	264	264
Total recognised income and expense	—	—	791	791

Balance at 30 June 2006	216,768	—	(209,025)	7,743

Share Capital

	THE COMPANY
	2006 Number	2005 Number
Ordinary shares, fully paid	411,292,088	410,595,878

Ordinary Shares
Balance at the beginning of year	410,595,878	410,017,878
Shares issued pursuant to employee share plans	696,210	578,000

	411,292,088	410,595,878

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

23.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES (CONTINUED)

Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 696,210 (2005: 578,000) shares issued under Plan 1 to eligible employees at a market value of $69,000 (2005: $80,000).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 2,465,000 shares were offered to 12 executives (2005: 2,115,000 shares offered to 13 executives).

Employee Share Options

No options over unissued shares were granted during or since the end of the 2006 financial year. There are no options over the Company’s unissued securities on issue at 30 June 2006.

Foreign Currency Translation Reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
24.	OPERATING LEASE COMMITMENTS
	Non-cancellable future operating lease rentals not provided for
	in the financial statements and payable:
	- Not later than one year	14	14	—	—
	- Later than one year but not later than five years	24	33	—	—
	- later than five years	—	—	—	—

		38	47	—	—

The consolidated entity leases premises and plant & equipment under operating leases. The leased premises are leased on an ongoing basis with a three month notification period to terminate the lease. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2006, $30,579 was recognised as an expense in the income statement in respect of operating leases (2005:$84,000).

25.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Consolidated Entity contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

26.	CONSOLIDATED ENTITIES

	Note	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited			2006%	2005%
Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd		Ord	100	100
(previously Orbital Engine Company (Australia) Pty Ltd)
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd		Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3
- S T Management Pty Ltd	(b1)	Ord	100	100
- OFT Australia Pty Ltd	(b1)	Ord	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	(b)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997 and expiring on 30 September 2005, Orbital was required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder had a put option under which it had the right to require Orbital to purchase its shares in Axiom on 30 January 2006, which it did not exercise.
(b)	Dormant for the years ended 30 June 2006 and 30 June 2005.
(b1)	Dormant for the years ended 30 June 2006 and 30 June 2005 apart from inter-group debt forgiveness.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES

27.1	Key Management Personnel

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr DWJ Bourke (Chairperson)

Mr JR Marshall

Mr JG Young

Executive directors

Mr RA Houston (Managing Director & Chief Executive Officer) (appointed September 2005)

Mr PC Cook (Managing Director & Chief Executive Officer) (resigned September 2005)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Mr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘personnel expenses’ (see note 4) are as follows:

	CONSOLIDATED		THE COMPANY
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	1,178,470	1,394,634	—	—
Post-employment benefits	109,800	134,973	—	—
Equity compensation benefits	143,533	175,310	—	—

	1,431,803	1,704,917	—	—

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instrument disclosures as permitted by Corporations Regulation 2M3.03 and 2M,6.04 is provided in the Remuneration Report section of the Directors’ report on pages 4 to 9.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Company and the consolidated entity have not made any loans to a key management person or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Options and rights over equity instruments

The movement during the reporting period in the number of options over ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-05	Granted as compensation	Exercised	Expired	Held at 30-Jun 2006	Vested during the year	Vested and exercisable at 30 June 2006
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—

Executive directors
Mr RA Houston	13,000	—	—	(13,000)	—	—	—
Mr PC Cook	—	—	—	—	—	—	—

Executives
Mr KA Halliwell	31,000	—	—	(31,000)	—	—	—
Mr BA Fitzgerald	21,000	—	—	(21,000)	—	—	—
Mr GP Cathcart	4,600	—	—	(4,600)	—	—	—

	Held at 1-Jul-04	Granted as compensation	Exercised	Expired	Held at 30-Jun 2005	Vested during the year	Vested and exercisable at 30 June 2005
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—

Executive directors
Mr RA Houston	19,600	—	—	(6,600)	13,000	—	—
Mr PC Cook	—	—	—	—	—	—	—

Executives
Mr KA Halliwell	31,000	—	—	—	31,000	—	—
Mr BA Fitzgerald	28,300	—	—	(7,300)	21,000	—	—
Mr GP Cathcart	10,100	—	—	(5,500)	4,600	—	—

No options held by key management personnel are vested but not exercisable as at balance sheet date 2006 or 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-05	Purchases	Granted as compensation	Sales	Held at 30-Jun-06
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	—	—	—	149,906

Executive directors
Mr RA Houston	58,484	—	10,090	—	68,574
Mr PC Cook *	55,512	—	—	—	55,512

Executives
Mr KA Halliwell	146,531	—	10,090	—	156,621
Mr BA Fitzgerald	86,715	—	10,090	—	96,805
Mr GP Cathcart	45,267	—	10,090	—	55,357

	Held at 1-Jul-04	Purchases	Granted as compensation	Sales	Held at 30-Jun-05
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	—	—	—	149,906

Executive directors
Mr RA Houston	51,259	—	7,225	—	58,484
Mr PC Cook	48,287	—	7,225	—	55,512

Executives
Mr KA Halliwell	139,306	—	7,225	—	146,531
Mr BA Fitzgerald	79,490	—	7,225	—	86,715
Mr GP Cathcart	38,042	—	7,225	—	45,267

*	Shareholding of Mr PC Cook at the time of his resignation from the company in September 2005.

27.2	Non-key management personnel disclosures

Identity of related parties

The consolidated entity has a relationship with its subsidiaries (see note 26), associates (see note 13), and with its key management personnel (refer to disclosures for key management personnel on preceding pages).

Controlled Entities

Details of interest in controlled entities are set out in Note 26. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2006	2005
	$’000	$’000
Receivables (after provision)
Non-current	13,155	13,573

Borrowings
Non-current	9,183	11,684

Interest is not charged on inter-company loans. Amounts are payable on demand, although it is not expected that they will be called within the next twelve months.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.2	Non-key management personnel disclosures (continued)

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

27.3	Other Related Parties

Details of dealings with other related parties, being Joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the consolidated entity at balance date are:

	CONSOLIDATED
	2006	2005
	$’000	$’000
Receivables
Current	54	44

Payables
Current	43	58

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.209 million (2005: $0.147 million) and purchased goods and services to the value of $0.139 million (2005: $0.176 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

28.	NOTES TO THE STATEMENTS OF CASH FLOWS

28.1	Reconciliation of Cash flows from operating activities

	NOTE	CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
Profit/(loss) after income tax		515	(1,701)	791	(1,939)
Add/(less) items classified as investing/financing activities:
Profit on sale of property, plant and equipment	3	(85)	(40)	—	—
Add/(less) non-cash items:
Depreciation		1,122	1,397	—	—
Amortisation of leased assets		—	39	—	—
Provision for doubtful debts		3	22	—	—
Amounts set aside for redundancy provision		(257)	257	—	—
Amortisation of non-interest bearing loan		622	—	622	—
Amounts set aside to warranty and other provisions		(222)	(229)	—	—
Share of net profit of joint venture entity		(4,135)	(2,936)	—	—
Employee compensation expense		264	248	264	248
Non cash changes in tax balances		26	7	—	180
Net foreign exchange gains	3	(12)	(11)	234	(955)
Provision against carrying value of investments and receivables from controlled entities		—	—	(1,802)	2,695

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(2,159)	(2,947)	109	229

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		(661)	832	5	58
Decrease in inventories		6	19	—	—
(Decrease)/increase in payables		890	(1,515)	—	—
(Decrease)/increase in employee provisions		56	(209)	—	—

		291	(873)	5	58

Net cash from operating activities		(1,868)	(3,820)	114	287

29.	FINANCIAL INSTRUMENTS

29.1	Foreign Exchange Risk

The consolidated entity may enter into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	CONSOLIDATED
	2006	2005	2006	2005
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	0.7417	0.7666	809	652

	THE COMPANY
	2006	2005	2006	2005
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	—	—	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS (continued)

29.1	Foreign Exchange Risk (continued)

In 2006, the fair value of the above derivatives of $11,184 is included in other payables and has been recognised in the income statement. In 2005 the fair value of derivatives was $7,372.

Foreign currency receivables and payables have been translated in the Balance Sheet at year end, utilising the exchange rates applicable as at 30 June 2006 being: United States Dollars 0.7417 and European Currency Units 0.5904 (2005: 0.7618 and 0.6394 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

		CONSOLIDATED		THE COMPANY
		2006	2005	2006	2005
		$’000	$’000	$’000	$’000
(i)	United States Dollars
	Amounts Receivable
	Current	957	449	—	—

	Amounts Payable
	Current	—	61	—	—
	Non current	—	—	3,941	9,624

(ii)	European Currency Units
	Amounts Receivable
	Current	15	84	—	—

29.2	Credit Risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The consolidated entity does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS (continued)

29.3	Interest Risk

	Fixed Interest Maturing In
Consolidated	Effective interest rate	Floating interest rate $’000	1 year or less $’000	1 to 2 years $’000	Non- interest bearing $’000	Total $’000
2006

Financial assets
Cash assets	5.09%	1,362	1,963	—	—	3,325
Receivables	—	—	—	—	3,643	3,643

		1,362	1,963	—	3,643	6,968

Financial liabilities
Payables	—	—	—	—	3,268	3,268
Non interest bearing loan	5.10%	—	—	—	12,809	12,809
Employee benefits	5.21%	2,246	—	—	—	2,246

		2,246	—	—	16,077	18,323

2005

Financial assets
Cash assets	5.54%	1,088	6,884	—	—	7,972
Receivables	—	—	—	—	2,919	2,919

		1,088	6,884	—	2,919	10,891

Financial liabilities
Payables	—	—	—	—	2,349	2,349
Non interest bearing loan	—	—	—	—	19,000	19,000
Employee benefits	5.11%	2,447	—	—	—	2,447

		2,447	—	—	21,349	23,796

	Fixed Interest Maturing In
The Company	Effective interest rate	Floating interest rate $’000	1 year or less $’000	1 to 2 years $’000	Non- interest bearing $’000	Total $’000
2006

Financial assets
Cash assets	—	15	—	—	—	15
Receivables	—	—	—	—	13,155	13,155

		15	—	—	13,155	13,170

Financial liabilities
Non interest bearing loan	5.10%	—	—	—	12,809	12,809

		—	—	—	12,809	12,809

2005

Financial assets
Cash assets	5.54%	8	1,946	—	—	1,954
Receivables	—	—	—	—	—	13,573

		8	1,946	—	—	15,527

Financial liabilities
Non interest bearing loan	—	—	—	—	19,000	19,000

		—	—	—	19,000	19,000

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS (continued)

29.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2006		2005
	Carrying amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000
Net fair values

Recognised financial instruments

The carrying amounts and net fair values of financialassets and liabilities as at the reporting date are asfollows:

Financial assets
Cash assets	3,325	3,325	7,972	7,972
Receivables	3,643	3,643	2,919	2,919

Financial liabilities
Payables	3,268	3,268	2,389	2,389
Non interest bearing loan	12,809	12,809	19,000	12,187
Employee benefits	2,246	2,246	2,190	2,190

	THE COMPANY
	2006		2005
	Carrying amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000
Net fair values

Recognised financial instruments

The carrying amounts and net fair values of financialassets and liabilities as at the reporting date are asfollows:

Financial assets
Cash assets	15	15	1,954	1,954
Receivables	13,155	13,155	13,573	13,573

Financial liabilities
Non interest bearing loan	12,809	12,809	19,000	12,187

30.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	EXPLANATION OF TRANSITION TO AIFRS

As stated in note 1, these are the consolidated entity’s first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRS.

The accounting policies in note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity’s date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED 1 JULY 2004			CONSOLIDATED 30 JUNE 2005			THE COMPANY 1 JULY 2004			THE COMPANY 30 JUNE 2005
Reconciliations of equity	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Current Assets
Cash	12,350	—	12,350	7,972	—	7,972	10,587	—	10,587	1,954	—	1,954
Receivables	3,385	—	3,385	2,919	—	2,919	63	—	63	5	—	5
Inventories	31	—	31	12	—	12	—	—	—	—	—	—
Other	454	—	454	66	—	66	—	—	—	—	—	—

Total Current Assets	16,220	—	16,220	10,969	—	10,969	10,650	—	10,650	1,959	—	1,959

Non-Current Assets
Receivables	—	—	—	—	—	—	7,152	—	7,152	13,573	—	13,573
Other financial assets	—	—	—	—	—	—	11,059	6,663	17,722	8,767	6,260	15,027
Property, plant & equipment	8,449	—	8,449	7,424	—	7,424	—	—	—	—	—	—
Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300	—	180	180	—	—	—

Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724	18,211	6,843	25,054	22,340	6,260	28,600

Total Assets	24,669	6,540	31,209	18,393	6,300	24,693	28,861	6,843	35,704	24,299	6,260	30,559

Current Liabilities
Payables (note f)	3,855	(303)	3,552	2,349	40	2,389	—	—	—	—	—	—
Interest-bearing liabilities	167	—	167	—	—	—	—	—	—	—	—	—
Provisions	1,545	—	1,545	1,540	—	1,540	—	—	—	—	—	—

Total Current Liabilities	5,567	(303)	5,264	3,889	40	3,929	—	—	—	—	—	—

Non-Current Liabilities
Interest-bearing liabilities	12	—	12	—	—	—	—	—	—	—	—	—
Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000	34,138	—	34,138	30,684	—	30,684
Provisions	1,470	—	1,470	1,235	—	1,235	—	—	—	—	—	—
Other	3,897	—	3,897	654	—	654	—	—	—	—	—	—

Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889	34,138	—	34,138	30,684	—	30,684

Total Liabilities	29,946	(303)	29,643	24,778	40	24,818	34,138	—	34,138	30,684	—	30,684

Net Assets/(Liabilities)	(5,277)	6,843	1,566	(6,385)	6,260	(125)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

Equity
Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768	216,768	—	216,768	216,768	—	216,768
Reserves (note d)	—	—	—	—	(238)	(238)	—	—	—	—	—	—
Accumulated losses	(222,045)	6,843	(215,202)	(223,153)	6,498	(216,655)	(222,045)	6,843	(215,202)	(223,153)	6,260	(216,893)

Total Equity/(Deficiency)	(5,277)	6,843	1,566	(6,385)	6,260	(125)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED For the year ended 30 June 2005			THE COMPANY For the year ended 30 June 2005
Reconciliations of loss for 2005	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	10,469	—	10,469	—	—	—
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	349	(338)	11	—	—	—
Other income (note a)	1,012	(16)	996	1,184	—	1,184

Total Revenue	11,830	(354)	11,476	1,184	—	1,184
Finance costs - Interest expense	(3)	—	(3)	—	—	—
Net book value of asset disposals (note a)	(16)	16	—	—	—	—
Share based payment expense (note c)	—	(248)	(248)	—	(248)	(248)
Impairment losses in the carrying valueof controlled entities	—	—	—	(2,292)	(403)	(2,695)
Other expenses	(15,969)	—	(15,969)	—		—
Share of net profit of Synerject LLC	2,936	—	2,936	—	—	—

Profit/(loss) from ordinary activities before related income tax	(1,222)	(586)	(1,808)	(1,108)	(651)	(1,759)
Income tax (expense) / benefit (note b)	114	(7)	107	—	(180)	(180)

Net loss after related income tax	(1,108)	(593)	(1,701)	(1,108)	(831)	(1,939)

Basic Earnings per share (in cents)	(0.3)		(0.4)
Diluted Earnings per share (in cents)	(0.3)		(0.4)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED	THE COMPAN
	$’000	$’000
Accumulated losses reconciliations:

Accumulated losses as at 1 July 2004 under AGAAP	(222,045)	(222,045)

AIFRS reconciliation:
- Impact of taxation (note b)	6,540	180
- Carrying value of controlled entities	—	6,663
- Restatement of licencee payments (note f)	303	—

Accumulated losses as at 1 July 2004 under AIFRS	(215,202)	(215,202)

Accumulated losses as at 30 June 2005 under AGAAP	(223,153)	(223,153)

AIFRS reconciliation:
- Impact of taxation (note b)	6,300	—
- Share based payments (note c)	(248)	—
- Restatement of licencee payments (note f)	(40)	—
- Loss on translation of foreign
controlled entities (note d)	238	—
- Equity-settled transactions carried as a component of Accumulated Losses	248
- Carrying value of controlled entities	—	6,260

Accumulated losses as at 30 June 2005 under AIFRS	(216,655)	(216,893)

Changes in accounting policy (note 32)
- Non interest bearing liabilities to amortised cost (note e)	6,813	6,813

Accumulated losses as at 1 July 2005 under AIFRS	(209,842)	(210,080)

Notes to the reconciliation of equity

(a)	Property, plant and equipment

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 has been reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b)	Taxation

Under AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied previously under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity, at 1 July 2004, of the change in basis is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense of $336,000 for the consolidated entity. Deferred tax assets and deferred tax liabilities of the consolidated entity increased by $6,300,000 and $Nil respectively as at 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (continued)

(c)	Employee Benefits

Share based payments

Under Australian GAAP no expense was recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and equity increased by $248,000 in the consolidated entity representing shares expense for the period.

(d)	Foreign Currency

Financial statements of foreign operations

Under Australian GAAP Orbital considered its foreign operations as integrated and the assets and liabilities of operations that are integrated were translated using the temporal method. Monetary assets and liabilities were translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items were translated at exchange rates current when the transactions occurred. Exchange differences arising on translation were brought to account in the income statement.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. The foreign exchange difference arising on translation for the year ended 30 June 2005 was $238,000. These amounts were transferred to foreign currency translation reserve.

The Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange translation reserve is therefore deemed to be zero as at 1 July 2004.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(e)	Equity accounting investment in Synerject LLC

Under Australian GAAP the consolidated entity discontinued equity accounting when the equity accounted investment was reduced to $nil and the consolidated entity took up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under AIFRS the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to zero and the consolidated entity provides for additional losses and recognises a liability to the extent that the consolidated entity has incurred legal obligations such as Orbital’s guarantee of Synerject obligations. AIFRS applies the requirements of AASB139 (Financial instruments: Recognition and measurement) to determine whether it is necessary to recognise any additional loss with respect to the consolidated entity’s net investment in the associate. These requirements include estimating the present value of the estimated future cash flows expected to be generated by the associate.

The differing standards do not result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (continued)

(f)	Licensee Payments - Correction of error

Certain liabilities relating to licensee payments have been restated. This results in a difference between amounts reported in accordance with AGAAP and AIFRS as under AGAAP corrections are adjusted in the year they are identified, without restatement of prior years’ financial statements, as in AIFRS. This results in an expense in the income statement of $343,000 for the year ended 30 June 2005, and an increase/(decrease) in creditors of $40,000 , and ($303,000) as at 30 June 2005 and 1 July 2004 respectively.

		Year ended 30 June 2005
		$’000
Correction of Income Statement
Income tax benefit, as reported		114
Restated income tax (expense)/benefit		(229)

Correction made, being additional expense		343

Increase in loss per share resulting from correction
Basic loss per share (in cents)	0.00	0.08
Diluted loss per share (in cents)	0.00	0.08

	1 July 2004	30 June 2005
	$’000	$’000
Correction of Balance Sheet - Current Liabilities
Trade and other payables, as reported	3,855	2,349
Restated trade and other payables	3,552	2,389

Correction made	303	(40)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

32.	CHANGE IN ACCOUNTING POLICY

Reconciliation of financial instruments as if AASB 139 was applied at 1 July 2005

In the current financial year the consolidated entity adopted AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising financial instruments as assets or liabilities at fair value (refer note 1.12(a)). This change has been accounted for by adjusting the opening balance of accumulated losses at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

	NOTE	Previous GAAP $’000	Impact of change in accounting policy $’000	AIFRS $’000 (At 1 July 2005)
FINANCIAL INSTRUMENTS

Non-interest bearing loan	18	19,000	(6,813)	12,187

During the year ended 30 June 2006 the unwinding discount expense was $622,170. As at 1 July 2005 the non-interest bearing loan of $19,000,000 from the Government of Western Australia has been restated at amortised cost using the effective interest rate method. This resulted in a decrease in non-current loans payable of $6,812,769 and a corresponding decrease to accumulated losses.

Under previous AGAAP, the consolidated entity recorded the non-interest bearing loan at its historic cost.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2006

1.	In the opinion of the Directors of Orbital Corporation Limited (“the Company”):

(a)	the financial statements and notes and the remuneration disclosures that are contained in sections 4.4.1, 4.4.2 and 4.4.4 of the remuneration report in the Directors’ report, set out in pages 17 to 60, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	the remuneration disclosures that are contained in section 4.4.1, 4.4.2 and 4.4.4 of the Remuneration report in the Directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The directors have been given the declarations required by Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2006.

Signed in accordance with a resolution of Directors:

/s/ D W J BOURKE	/s/ R A HOUSTON
D W J BOURKE	R A HOUSTON
Chairman	Managing Director

Dated at Perth, Western Australia this 25th day of August 2006

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Independent audit report to members of Orbital Corporation Limited

Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Orbital Corporation Limited (the “Company”) and Orbital Corporation Limited and its Controlled Entities (the “Consolidated Entity”) for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (“remuneration disclosures”), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading “Remuneration report” in sections 4.4.1, 4.4.2 and 4.4.4.1 of the directors’ report and not in the financial report.

The Remuneration report also contains information in 4.4.3, 4.4.4.2 and 4.4.4.3 not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First-time Adoption of Australian equivalents to International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Audit opinion

In our opinion:

(1)	the financial report of Orbital Corporation Limited is in accordance with:

a)	the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia; and

(2)	the remuneration disclosures that are contained in sections 4.4.1, 4.4.2 and 4.4.4.1 of the remuneration report in the directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

D P McCOMISH

Partner

Perth

Date:

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 23 August 2006 there were 11,142 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 23 August 2006

Nil

Distribution of Shareholdings as at 23 August 2006

1-1,000	4,052
1,001-5,000	3,703
5,001-10,000	1,163
10,001-100,000	1,892
100,001 and over	332

11,142

Total Shares on Issue	411,292,088

Number of shareholders holding less than a marketable parcel	7,784

Top 20 Shareholders as at 23 August 2006

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	129,269,736	31.43%
National Nominees Limited*	31,479,031	7.65%
Sandhurst Trustees Limited	13,390,324	3.26%
Westpac Custodian Nominees Limited	7,639,419	1.86%
Colbern Fiduciary Nominees Pty Limited	5,546,632	1.35%
Bevilles Executives Super Fund Pty Limited	4,181,781	1.02%
Nefco Nominees Pty Limited	4,075,000	0.99%
Mr Richard Noel Lilly	3,879,943	0.94%
WSF Pty Limited	3,651,835	0.89%
Pirie Street Nominees Pty Limited	3,041,666	0.74%
Ms Barbara Lynn Gallisath	3,040,000	0.74%
Mr William Gordon Martin & Mrs Beverley Michelle Martin	2,816,667	0.68%
Mrs Maree Kowalewski	2,452,738	0.60%
Ms Kerry Moran	2,400,000	0.58%
Rovno Pty Limited	2,234,656	0.54%
Boldbow Pty Limited	2,169,718	0.53%
Evalon Investments Pty Limited	2,000,000	0.49%
Mr Murray Gordon Scott	1,979,532	0.48%
Citicorp Nominees Pty Limited	1,959,269	0.48%
HSBC Custody Nominees (Australia) Limited	1,885,592	0.46%

The twenty largest shareholders hold 55.71% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2133

United States: -

Telephone: 1810 245 0621

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

Donald Bourke – Chairman

Rodney Houston – Chief Executive Officer

John Marshall

Grahame Young

COMPANY SECRETARY

Keith Halliwell – Chief Financial Officer

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

AUDITORS

KPMG

Level 31, Central Park

152-158 St Georges Terrace

Perth, Western Australia, 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: 2 October 2006	By:	/s/ Keith Anthony Halliwell
	Name:	Keith Anthony Halliwell
	Title:	Chief Financial Officer